U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


Form 3                                            ------------------------------
                                                  OMB Number     3235-0104
                                                  Expires:  December 31, 2001
                                                  Estimated average burden
                                                  hours per response . . . . 0.5
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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
1940



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1.   Name and Address of Reporting Person   2.   Date of Event Re-   4.  Issuer Name and Ticker or Trading Symbol
                                                 quiring Statement
John Hancock Financial Services, Inc.            (Month/Day/Year)        Delta and Pine Land Company ("DLP")
                                                 February 1, 2000
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     (Last)       (First)      (Middle)     3.   IRS or Social Se-   5.  Relationship of Reporting Person to Issuer 6. If Amendment,
                                                 curity Number of                 (Check all applicable)               Date of
P.O. Box 111                                     Reporting Person        _____ Director        __X__ 10% Owner         Original
                                                                                                                    (Month/Day/Year)
_________________________________________          (Voluntary)           _____ Officer (give   _____ Other(specify February 10, 2000
                (Street)                                                                title below)         below)
                                                    04-3483032                         _______________________

                                                                                                        7. Individual or
                                                                                                           Joint/Group Filing
                                                                                                           (Check Applicable Line)
                                                                                                           X Form Filed by One
                                                                                                          --- Reporting Person
                                                                                                             Form Filed by More than
Boston,           MA              02117                                                                   --- One Reporting Person
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 (City)         (State)           (Zip)                              Table 1 -- Non-Derivative Securities Beneficially Owned

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1.   Title of Security                            2.  Amount of Securities      3.  Ownership           4. Nature of Indirect
     (Instr. 4)                                       Beneficially Owned            Form:  Direct          Beneficial Ownership
                                                      (Instr. 4)                    (D) or Indirect        (Instr. 5)
                                                                                    (I)   (Instr.5)
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Common Stock                                            4,128,764                         I               Owned by JHLICO (1)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly                   (Over)
*If the form is filed by more than one reporting person, see Instructions 5 (b) (v)                                  SEC 1473 (3/99)




FORM 3 (continued)                        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of Derivative Security   2.   Date Exer-     3. Title and Amount of      4.   Conver-   5. Owner-    6. Nature of Indirect
  (Instr. 4)                          cisable and       Securities Underlying         sion or      ship         Beneficial Ownership
                                      Expiration        Derivative Security           Exercise     Form of      (Instr. 5)
                                      Date              (Instr. 4)                    Price of     Deri-
                                      (Month/Day/                                     Deri-        vative
                                      Year)                                           vative       Security
                                                                                      Security

                                 -----------------------------------------------
                                 Date       Expira-                    Amount                      Direct
                                 Exer-      tion                       or                          (D) or
                                 cisable    Date          Title        Number                      Indirect
                                                                       of                          (I)
                                                                       Shares                      (Instr. 5)

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Collar arrangement
(right/obligation to sell)      8/10/03   8/10/03      Common Stock   400,000        (2)             I        Owned by JHLICO (1)
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Collar arrangement
(right/obligation to sell)      8/20/03   8/20/03      Common Stock   400,000        (3)             I        Owned by JHLICO (1)
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Collar arrangement
(right/obligation to sell)     10/13/03  10/13/03      Common Stock   161,982        (4)             I        Owned by JHLICO (1)
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Collar arrangement
(right/obligation to sell)     12/4/03   12/4/03       Common Stock   509,627        (5)             I        Owned by JHLICO (1)
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Collar arrangement
(right/obligation to sell)     12/30/03  12/30/03      Common Stock   393,966        (6)             I        Owned by JHLICO (1)
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Explanation of Responses:

(1)  Effective February 1, 2000, John Hancock Financial Services, Inc.
     became the parent of John Hancock Life Insurance Company ("JHLICO"), formerly named John Hancock Mutual Life Insurance Company.

(2) On August 10, 1998, JHLICO entered into a collar arrangement with a financial institution. Under the terms of the collar arrangement, on its expiration date, August 10, 2003, JHLICO has the right to require the financial institution to purchase 400,000 shares of Delta and Pine Land
     Company common stock from JHLICO at a price of $38.6062 per share or, alternatively, the financial institution has the right to require JHLICO to sell to it 400,000 shares of Delta and Pine Land Company common stock at a price of $47.1853 per share.

(3) On August 20, 1998, JHLICO entered into a collar arrangement with a financial institution. Under the terms of the collar arrangement, on its expiration date, August 20, 2003, JHLICO has the right to require the financial institution to purchase 400,000 shares of Delta and Pine Land
     Company common stock from JHLICO at a price of $40.2125 per share or, alternatively, the financial institution has the right to require JHLICO to sell to it 400,000 shares of Delta and Pine Land Company common stock at a price of $49.1487 per share.

(4) On October 13, 1998, JHLICO entered into a collar arrangement with a financial institution. Under the terms of the collar arrangement, on its expiration date, October 13, 2003, JHLICO has the right to require the financial institution to purchase 161,982 shares of Delta and Pine Land
     Company common stock from JHLICO at a price of $43.0067 per share or, alternatively, the financial institution has the right to require JHLICO to sell to it 161,982 shares of Delta and Pine Land Company common stock at a price of $52.5637 per share.

(5) On December 4, 1998, JHLICO entered into a collar arrangement with a financial institution. Under the terms of the collar arrangement, on its expiration date, December 4, 2003, JHLICO has the right to require the financial institution to purchase 509,627 shares of Delta and Pine Land
     Company common stock from JHLICO at a price of $32.9660 per share or, alternatively, the financial institution has the right to require JHLICO to sell to it 509,627 shares of Delta and Pine Land Company common stock at a price of $40.2918 per share.

(6) On December 30, 1998, JHLICO entered into a collar arrangement with a financial institution. Under the terms of the collar arrangement, on its expiration date, December 30, 2003, JHLICO has the right to require the financial institution to purchase 393,966 shares of Delta and Pine Land
     Company common stock from JHLICO at a price of $32.61 per share or, alternatively, the financial institution has the right to require JHLICO to sell to it 393,966 shares of Delta and Pine Land Company common stock at a price of $39.85 per share.


Intentional misstatements or omissions of facts constitute Federal Criminal
Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


JOHN HANCOCK FINANCIAL SERVICES, INC.


By:/s/Barry J. Rubenstein                                 April 14, 2000
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Barry J. Rubenstein                                            Date
Vice President, Counsel, & Secretary


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